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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                            USA Waste Services, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90291710
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John G. Rangos, Sr.
                  10700 Frankstown Road, Pittsburgh, Pa. 15235
                                  412 244-6115
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 21, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                  SCHEDULE 13D

------------------                                  ---------------------------
CUSIP No. 90291710                                   Page    2   of  9  Pages
          --------                                         -----    ---
------------------                                  ---------------------------

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John G. Rangos, Sr.
      ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           7,433,911
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
     REPORTING
      PERSON              -0-
       WITH        ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          7,433,911
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,433,911
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                  ---------------------------
CUSIP No. 90291710                                   Page    3   of  9  Pages
          --------                                         -----    ---
------------------                                  ---------------------------

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John G. Rangos, Jr.
      ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           641,120
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
     REPORTING
      PERSON              1,210,008
       WITH        ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          641,120
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          1,210,008
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,851,128
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                  ---------------------------
CUSIP No. 90291710                                   Page    4   of  9  Pages
          --------                                         -----    ---
------------------                                  ---------------------------

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander W. Rangos
      ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           842,121
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
     REPORTING
      PERSON              1,210,008
       WITH        ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          842,121
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          1,210,008
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,052,129
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                  ---------------------------
CUSIP No. 90291710                                   Page    5   of  9  Pages
          --------                                         -----    ---
------------------                                  ---------------------------

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Rangos Development Corporation, Inc.
      25-1682342
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,210,008
     OWNED BY      ------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
     REPORTING
      PERSON              -0-
       WITH        ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          1,210,008
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,008
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.9%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         Amendment No. 2 to Schedule 13D

         John G. Rangos, Sr., John G. Rangos, Jr. and Alexander W. Rangos (collectively, the "Rangos Family Members") and John Rangos Development Corporation, Inc. ("Rangos Development" and, together with the Rangos Family Members, the "Rangos Shareholders") hereby amend and supplement their statement on Schedule 13D, as heretofore amended and supplemented, with respect to the Common Stock, par value U.S.$.01 (the "Company Shares"), of USA Waste Services, Inc., a Delaware corporation ("USA Waste").


Item 4.  Purpose of Transaction

         The second paragraph of the response to Item 4 of the statement on
Schedule 13D, as heretofore amended and supplemented, is hereby further amended to state that USA Waste filed a registration statement on Form S-3 under the Securities Act of 1933 on January 8, 1996 which registered an aggregate of 4,000,000 Company Shares held by the Rangos Family Members for sale from time to time, depending upon market conditions and other factors, in one or more transactions on the New York Stock Exchange or other national securities exchanges on which the Company Shares may be traded, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices or at fixed prices, all in accordance with the plan of distribution referred to in the prospectus included in such registration statement, provided that during the period commencing 30 days before consummation by USA Waste of a business combination to be accounted for as a pooling of interests and ending upon publication by USA Waste of financial results covering at least 30 days of post-combination combined operations sales by any Rangos Family Member will not exceed 10% of the Company Shares owned by him on the date such period commences and sales by all Rangos Family Members will not exceed the proportion of 1% of the outstanding Company Shares that their Company Shares bear to the Company Shares owned by all affiliates of the Company at the beginning of such period. The registration statement referred to above registered 3,350,000 Company Shares for sale by John
G. Rangos, Sr., 400,000 Company Shares for sale by John G. Rangos, Jr. and 250,000 Company Shares for sale by Alexander W. Rangos. No Company Shares have been sold by any of the Rangos Family Members pursuant to the Registration Statement. However, in April and May of 1996, John G. Rangos, Sr. sold 300,000 Company Shares, John


                               Page 6 of 9 Pages

G. Rangos, Jr. sold 200,000 Company Shares and Alexander W. Rangos sold 120,000 Company Shares in the open market pursuant to Rule 144 under the Securities Act of 1933. On June 21, 1996, the Rangos Shareholders entered into an Agreement (Exhibit 1 hereto) with USA Waste, Donald F. Moorehead, Jr. and John E. Drury terminating the Shareholders Agreement between them dated December 17, 1995, pursuant to which USA Waste agreed to register all Company Shares held by the Rangos Shareholders under the Securities Act of 1933, provided that at no time shall more than 4,000,000 Company Shares be so registered, and provided further that such agreement to register shall terminate on the earlier of December 18, 2000, the date on which the Rangos Shareholders may sell all Company Shares then owned by them pursuant to Rule 144 without any volume restrictions or the date on which the number of Company Shares so owned is less than 1% of the total number of Company Shares then outstanding.


Item 5.  Interest in Securities of the Issuer.

John G. Rangos, Sr.

         (a) John G. Rangos, Sr. beneficially owns 7,433,911 Company Shares, representing 5.4% of the 138,369,237 Company Shares which USA Waste reported as outstanding on November 12, 1996. In addition, John G. Rangos, Sr. holds warrants expiring June 21, 2004 to purchase up to 300,000 Company Shares at $29.00 per share, which become exercisable in installments of 75,000 shares per annum on June 21 in each of the years 1997 through 2000.

John G. Rangos, Jr.

         (a) John G. Rangos, Jr. beneficially owns 1,851,128 Company Shares (which includes 580,413 Company Shares that he holds directly, 60,707 Company Shares that may be purchased upon exercise of outstanding stock options that are presently exercisable and 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.), representing 1.3% of the 138,369,237 Company Shares which USA Waste reported as outstanding on November 12, 1996. In addition, John G. Rangos, Jr. holds warrants expiring June 21, 2004 to purchase up to 100,000 Company Shares at $29.00 per share, which become exercisable in installments of 25,000 shares per annum on June 21 in each of the years 1997 through 2000.


                               Page 7 of 9 Pages

Alexander W. Rangos

         (a) Alexander W. Rangos beneficially owns 2,052,129 Company Shares (which includes 631,414 Company Shares that he holds directly, 210,707 Company Shares that may be purchased upon exercise of outstanding stock options that are presently exercisable and 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.), representing 1.5% of the 138,369,237 Company Shares which USA Waste reported as outstanding on November 12, 1996. In addition, Alexander W. Rangos holds warrants expiring June 21, 2004 to purchase up to 300,000 Company Shares at $29.00 per share, which become exercisable in installments of 75,000 shares per annum on June 21 in each of the years 1997 through 2000.

John Rangos Development Corporation, Inc.

         (a) John Rangos Development Corporation, Inc. owns of record 1,210,008 Company Shares representing 0.9% of the 138,369,237 Company Shares which USA Waste reported as outstanding on November 12, 1996.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         On June 21, 1996, the Rangos Shareholders, USA Waste, Donald F. Moorehead, Jr. and John E. Drury entered into an Agreement (Exhibit 1 hereto) being filed as terminating the Shareholders Agreement between them dated December 17, 1995.


Item 7.  Material to be Filed as Exhibits.

         1. Exhibit 1 -- Agreement dated June 21, 1996 among USA Waste, Donald
F. Moorehead, Jr., John E. Drury and the Rangos Shareholders, including form of Warrants attached thereto as Exhibits A, B and C (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by USA Waste with the Securities and Exchange Commission on July 16, 1996, File No. 333-08161).


                                Page 8 of 9 Pages

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 17, 1996


                                       /s/ John G. Rangos, Sr.
                                       John G. Rangos, Sr.



                                       /s/ John G. Rangos, Jr.
                                       John G. Rangos, Jr.



                                       /s/ Alexander W. Rangos
                                       Alexander W. Rangos


                                       JOHN RANGOS DEVELOPMENT
                                       CORPORATION, INC.



                                       By/s/ John G. Rangos, Jr.
                                       Name: John G. Rangos, Jr.
                                       Title: President



                                Page 9 of 9 Pages